UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VALEANT PHARMACEUTICALS

INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91911K102

(CUSIP Number)

Steve Fraidin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 91911K102	Page 2

1	Name of reporting person Pershing Square Capital Management, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 34,118,551
	9	Sole dispositive power 0
	10	Shared dispositive power 34,118,551
11	Aggregate amount beneficially owned by each reporting person 34,118,551
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%(1)
14	Type of reporting person IA

(1)	Calculated based on 343,101,797 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc. outstanding as of October 19, 2015, as reported on Valeant Pharmaceuticals International, Inc.’s quarterly report filed on Form 10-Q on October 26, 2015.

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1	Name of reporting person PS Management GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 34,118,551
	9	Sole dispositive power 0
	10	Shared dispositive power 34,118,551
11	Aggregate amount beneficially owned by each reporting person 34,118,551
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%(2)
14	Type of reporting person OO

(2)	Calculated based on 343,101,797 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc. outstanding as of October 19, 2015, as reported on Valeant Pharmaceuticals International, Inc.’s quarterly report filed on Form 10-Q on October 26, 2015.

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CUSIP No. 91911K102	Page 4

1	Name of reporting person William A. Ackman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 34,118,551
	9	Sole dispositive power 0
	10	Shared dispositive power 34,118,551
11	Aggregate amount beneficially owned by each reporting person 34,118,551
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%(3)
14	Type of reporting person IN

(3)	Calculated based on 343,101,797 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc. outstanding as of October 19, 2015, as reported on Valeant Pharmaceuticals International, Inc.’s quarterly report filed on Form 10-Q on October 26, 2015.

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This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on March 25, 2015 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the common stock, no par value (the “Common Stock”), of Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

As of November 23, 2015, the Reporting Persons beneficially own an aggregate of 34,118,551 shares of Common Stock, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer. Since the Original Schedule 13D, this amount represents a beneficial ownership increase of 14,644,618 shares of Common Stock (or approximately 4.2% of the issued and outstanding shares of Common Stock of the Issuer).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

The Reporting Persons purchased for the accounts of the Pershing Square Funds a net amount of 2,144,618 shares of Common Stock and over-the-counter American-style call options referencing 12,500,000 shares of Common Stock for aggregate consideration of $475,461,812 (including commissions). In addition, the Reporting Persons sold for the accounts of the Pershing Square Funds over-the-counter European-style call options and over-the-counter European-style put options, each call and put referencing a total of 12,500,000 shares of Common Stock and received aggregate consideration of $168,966,200.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by restating paragraphs 2 and 4, respectively, in their entirety as set forth below:

The Reporting Persons hold their stake in the Issuer for investment purposes. Representatives of the Reporting Persons may conduct discussions from time to time with management of the Issuer, other stockholders of the Issuer and/or other relevant parties, including other companies in the Issuer’s industry, in each case, relating to matters that may include the strategic plans, strategy, assets, business, financial condition, operations, and capital structure of the Issuer. The Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets, financial considerations of the Reporting Persons and of the funds managed by the Reporting Persons, including, but not limited to, portfolio weighting, composition and taxation, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following information:

(a), (b) The Reporting Persons beneficially own an aggregate of 34,118,551 shares of Common Stock (the “Subject Shares”), which number includes: 21,618,551 shares of Common Stock, and 12,500,000 shares of Common Stock underlying over-the-counter American-style call options. The Subject Shares beneficially owned by the Reporting Persons represent approximately 9.9% of the shares of Common Stock issued and outstanding (based upon 343,101,797 Shares stated to be outstanding as of October 19, 2015 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2015).

(c) Exhibit 99.5, which is incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Common Stock (or options relating to Common Stock) that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.5 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

The Reporting Persons acquired American-style over-the-counter call options referencing 12,500,000 shares of the Issuer with Expiration Dates of February 8, 2016 and January 20, 2017. In addition, the Reporting Persons sold over-the-counter European-style call options and over-the-counter European-style put options, each call and put referencing a total of 12,500,000 shares of the Issuer with Expiration Dates of February 8, 2016 and January 20, 2017. The counterparties to such over-the-counter options are Nomura International PLC and UBS AG.

The foregoing summary of the over-the-counter options is qualified in its entirety by reference to the actual language of such contracts, the form of which is filed as Exhibit 99.6 which is hereby incorporated by reference into this Item 6 as if restated in full.

None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Item 7 of Schedule 13D is hereby amended and supplemented to add the following exhibits:

Exhibit 99.5	Trading data.

Exhibit 99.6	Form of Share Option Contract.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2015	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

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CUSIP No. 91911K102	Page 8

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of March 25, 2015, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Purchaser’s Letter, dated as of March 17, 2015, by Pershing Square Capital Management, L.P.*

Exhibit 99.4	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of March 11, 2015.*

Exhibit 99.5	Trading data.

Exhibit 99.6	Form of Share Option Contract.

*	Previously filed.